FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 20, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc - Close period buyback

Close Period Share Repurchase Programme

Signet Group plc ("Signet" or "the Company") announces today that it will continue its share buy-back programme during its close period, which commences on 21 October 2006 and ends with the announcement of Signet's Quarter 3 Results on 21 November 2006.

The programme will be executed by Deutsche Bank.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Signet's general authority to repurchase shares and Chapter 12 of the Listing Rules, which requires that purchases may only be made if the price to be paid is not more than 5% above the average market value of the Company's equity shares for the 5 business days prior to the day the purchase is made.

Enquiries:

Walker Boyd +44 207 317 9700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   October 20, 2006